Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

March 16, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 16, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Goldenstone Acquisition Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Common Stock, par value $0.0001 per share, one Redeemable Warrant to purchase one-half of one share of Common Stock and one Right to receive 1/10th of one share of Common Stock

Common Stock, par value $0.0001 per share

Redeemable Warrants, each exercisable for one-half of one share of Common Stock at an exercise price of $11.50 per share

Rights, each entitling the holder to receive 1/10th of one share of Common Stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi